UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 0)*

Datawatch Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

237917208
(CUSIP Number)

January 14, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      ☐  Rule 13d-1(b)

      ☑  Rule 13d-1(c)

      ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	237917208

1	NAMES OF REPORTING PERSONS Potrero Capital Research Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 264,236
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 264,236
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,236
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.39%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	237917208

1	NAMES OF REPORTING PERSONS Potrero Capital Research Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 346,715
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 346,715
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,715
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.13%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	237917208

1	NAMES OF REPORTING PERSONS Potrero Capital Research, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 610,951
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 610,951
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,951
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.52%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	237917208

1	NAMES OF REPORTING PERSONS Jack Ripsteen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 610,951
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 610,951
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,951
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.52%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN/HC

Item 1(a) Name of Issuer:

          Datawatch Corporation (the “ Issuer ”).

Item 1(b) Address of Issuers Principal Executive Offices:

          271 Mill Road, Chelmsford, MA 01824

I tem 2(a) Name of Persons Filing:

          This statement is filed by and on behalf of: (i) Jack Ripsteen and (ii) Potrero Capital Research Partners, LP (“PCAP”), (iii) Potrero Capital Research Partners II, LP (“PCAP II”), and (iv) Potrero Capital Research, LLC (the “General Partner”).

          Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Jack Ripsteen is the sole owner of the General Partner. The General Partner may be deemed to beneficially own shares owned and/or held by PCAP I and PCAP II.

          Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 2(b) Address of Principal Business Office or, if non Residence:

          The address of the principal business office of each of the reporting persons is Two Embarcadero Center, Suite 420, San Francisco, CA 94111

Item 2(c) Citizenship:

          See Item 4 of each cover page for the respective reporting persons.

Item 2(d) Title of Class of Securities:

          Common Stock, par value $0.01 per share

Item 2(e) CUSIP Number:

          237917208

Item 3 Status of Persons Filing.

          Not applicable.

Item 4 Ownership.

(a)	Amount Beneficially Owned:

See Item 9 of each cover page for the respective reporting persons.

(b)	Percent of Class:

See Item 11 of each cover page for the respective reporting persons.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page for the respective reporting persons.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page for the respective reporting persons.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page for the respective reporting persons.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page for the respective reporting persons.

Item 5 Ownership of 5% or Less of a Class.

          Not applicable.

Item 6 Ownership of More than 5% on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8 Identification and Classification of Members of the Group.

          Not applicable.

Item 9 Notice of Dissolution of Group.

          Not applicable.

Item 10 Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2015

Potrero Capital Research Partners, LP By: Potrero Capital Research, LLC, its General Partner /s/ Jack Ripsteen
By: Jack Ripsteen, its Managing Member

Potrero Capital Research Partners II, LP By: Potrero Capital Research, LLC, its General Partner /s/ Jack Ripsteen
By: Jack Ripsteen, its Managing Member

Potrero Capital Research, LLC
/s/ Jack Ripsteen
By: Jack Ripsteen

Jack Ripsteen
/s/ Jack Ripsteen
By: Jack Ripsteen